Exhibit 99.1

Confidential

Tuniu Announces Unaudited Third Quarter 2015 Financial Results

Net revenues in Q3 2015 increased by 127.5% year-over-year

Gross bookings in Q3 2015 increased by 122.2% year-over-year

NANJING, China, November 24, 2015 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Highlights for the Third Quarter of 2015

•	Net revenues in the third quarter of 2015 increased by 127.5% year-over-year to RMB3.0 billion (US$469.4 million1).
•	Gross bookings[2] which include organized tours and self-guided tours, increased by 122.2% to RMB4.0 billion (US$621.7 million) year-over-year in the third quarter of 2015.
•	Total number of trips from organized tours (excluding local tours) increased by 142.1% year-over-year and the total number of trips from self-guided tours increased by 181.8% year-over-year in the third quarter of 2015.
•	Mobile orders contributed to over 70% of total online orders in the third quarter of 2015.
•	Tuniu added 55[3] regional service centers in the third quarter of 2015 and an additional 10[4] regional service centers since then. As of September 30, 2015, Tuniu had 130 regional service centers throughout China.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “In the third quarter of 2015, we continue to experience extremely strong growth with net revenues growing 127.5% year-over-year, significantly outpacing our industry peers. We believe that we are in the golden period of growth for the leisure travel market in China right now. During this time, we will continue to improve our direct procurement capabilities and our regional expansion in order to strengthen our market position and provide high-quality products and services to our customers.”

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “We are delighted to announce the strategic investment by HNA Tourism today and the start of our strategic partnership. With leading positions in both aviation and tourism, HNA Tourism is one of the largest travel industry conglomerates in China with a rich collection of travel resources and capabilities throughout the entire travel industry supply chain. As Tuniu continues to increase its direct procurement, we will be able to procure preferentially priced airline and hotel resources from HNA Tourism to enhance our ability to connect our network of departure cities to our constantly growing portfolio of destination offerings.”

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.3556 on September 30, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

3 55 regional service centers consist of Zhoushan, Quanzhou, Wuhu, Ganzhou, Yinchuan, Jilin, Handan, Zhuhai, Nanyang, Jining, Mudanjiang, Yingkou, Panjin, Ningde, Putian, Lishui, Quzhou, Huanggang, Suizhou, Shangrao, Jiujiang, Pingdingshan, Xinxiang, Chenzhou, Zhangjiajie, HuÌzhou, Shantou, Zhanjiang, Shaoguan, Jiangmen, Guilin, Yulin, Qinzhou, Liaocheng, Tai’an, Zaozhuang, Heze, Jincheng, Linfen, Baoding, Chengde, Qinhuangdao, Tianjin(Binhai), Cangzhou, Fuyang, Bengbu, Longyan, Xiangyang, Jingzhou, Hengyang, Fuling, Liuzhou, Changzhi, Baotou and Yan’an.

4 The 10 regional service centers are located in Huainan, Ma’anshan, Hanzhong, Tsitsihar, Daqing, Dandong, Fushun, YÍchun, Zhangjiakou and Wuzhou.

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Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “Tuniu has rapidly expanded its market share in the fast growing leisure travel market in China during the past few years. While we continue to see strong top line growth, we are also becoming increasingly diversified both in terms of product categories and geographic coverage. Our financial services, transportation ticketing, and accommodation reservation businesses are all developing rapidly. Geographically, lower tiered cities contributed to more than 50 percent of our GMV during the quarter.”

Third Quarter 2015 Results

Net revenues were RMB3.0 billion (US$469.4 million) in the third quarter of 2015, representing a year-over-year increase of 127.5% from the corresponding period in 2014. The increase was primarily due to the growth in revenues from both organized tours and self-guided tours. The number of trips sold increased by 110.4% to 1,668,325 in the third quarter of 2015 from 792,938 in the third quarter of 2014.

•	Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB2.9 billion (US$454.2 million) in the third quarter of 2015, representing a year-over-year increase of 124.5% from the corresponding period in 2014. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as North America, Japan, Australia, Middle East, Africa and Europe, and for domestic tours. In the third quarter of 2015, the number of trips of organized tours (excluding local tours) increased by 142.1% to 635,555 from 262,504 in the same period last year, and the number of trips of local tours increased by 66.1% to 663,051 from 399,238 in the third quarter of 2014.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB67.0 million (US$10.5 million) in the third quarter of 2015, representing a year-over-year increase of 165.8% from the corresponding period in 2014. The increase in revenues was primarily due to the growth in travel to certain islands and domestic destinations. The number of trips of self-guided tours increased by 181.8% year-over-year to 369,719 in the third quarter of 2015 from 131,196 in the third quarter of 2014.

•	Other revenues, were RMB44.6 million (US$7.0 million) in the third quarter of 2015, representing a year-over-year increase of 485.1% from the corresponding period in 2014. The increase was primarily due to a rise in service fees received from insurance companies, fees for advertising services, revenues from attraction tickets, and other travel-related products and services, which are recognized on a net basis.

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Cost of revenues was RMB2.8 billion (US$443.0 million) in the third quarter of 2015, representing a year-over-year increase of 128.6% from the corresponding period in 2014. As a percentage of net revenues, cost of revenues was 94.4% in the third quarter of 2015 compared to 93.9% in the corresponding period in 2014.

Gross margin was 5.6% in the third quarter of 2015 compared to 6.1% in the third quarter of 2014. The decline in gross margin was primarily due to Tuniu’s competitive pricing strategy and the higher costs associated with the new regional service centers and the newly added tour advisors.

Operating expenses were RMB526.9 million (US$82.9 million) in the third quarter of 2015, representing a year-over-year increase of 172.8% from the corresponding period in 2014. Share-based compensation expenses, which were allocated to operating expenses, were RMB17.8 million (US$2.8 million) in the third quarter of 2015. Amortization of acquired intangible assets, which was allocated to operating expenses, was RMB18.9 million (US$3.0 million) in the third quarter of 2015. Non-GAAP5 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB490.2 million (US$77.1 million) in the third quarter of 2015, representing a year-over-year increase of 166.5%.

•	Research and product development expenses were RMB87.1 million (US$13.7 million) in the third quarter of 2015, representing a year-over-year increase of 214.5%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB0.8 million (US$0.1 million) and amortization of acquired intangible assets of RMB0.3 million (US$49.8 thousand), were RMB86.0 million (US$13.5 million) in the third quarter of 2015, representing an increase of 213.3% from the corresponding period in 2014. The increase was primarily due to investments for the implementation of additional product categories such as Internet finance, accommodation reservation and transportation ticketing, increase in direct procurement-related personnel at regional service centers, improvement of online technology, and the rise in technology and product development personnel-related expenses.

•	Sales and marketing expenses were RMB338.0 million (US$53.2 million) in the third quarter of 2015, representing a year-over-year increase of 180.0%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.3 million (US$48.0 thousand) and amortization of acquired intangible assets of RMB17.6 million (US$2.8 million), were RMB320.1 million (US$50.4 million) in the third quarter of 2015, representing a year-over-year increase of 165.3% from the corresponding period in 2014. The increase was primarily due to branding campaigns, advertisements for our mobile business development, expansion of our VIP customer service center and amortization of acquired intangible asset from the previously announced transaction with JD.com[6].

5 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and non-GAAP Results" at the end of this press release reconciles non-GAAP financial information with the Company's financial results under GAAP.

6 On May 8, 2015, JD.com purchased newly issued ordinary shares from Tuniu through a combination of US$250 million in cash and US$100 million in resources. The majority of the amortization of intangible asset in sales and marketing expense is due to the amortization of JD.com’s US$100 million resource investment starting on August 8, 2015. JD.com’s investment of resources is expected to be fully amortized by August 8, 2020.

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•	General and administrative expenses were RMB103.9 million (US$16.3 million) in the third quarter of 2015, representing a year-over-year increase of 125.3%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB16.6 million (US$2.6 million) and amortization of acquired intangible assets of RMB0.9 million (US$0.1 million), were RMB86.3 million (US$13.6 million) for the third quarter of 2015, representing a year-over-year increase of 131.7% from the corresponding period in 2014. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of regional business expansion.

Loss from operations was RMB358.7 million (US$56.4 million) in the third quarter of 2015, compared to a loss from operations of RMB112.9 million in the corresponding period in 2014. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB321.8 million (US$50.6 million) in the third quarter of 2015.

Net loss was RMB433.7 million (US$68.2 million) in the third quarter of 2015, compared to a net loss of RMB103.4 million in the third quarter of 2014. Net foreign exchange related loss was RMB103.5 million (US$16.3 million), which was due to the recent depreciation of the RMB. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB396.9 million (US$62.4 million) in the third quarter of 2015.

Net loss attributable to ordinary shareholders was RMB433.3 million (US$68.2 million) in the third quarter of 2015, compared to a net loss attributable to ordinary shareholders of RMB103.4 million in the corresponding period in 2014. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB396.5 million (US$62.4 million) in the third quarter of 2015.

As of September 30, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB4.6 billion (US$719.4 million).

Business Outlook

For the fourth quarter of 2015, Tuniu expects to generate RMB1,811.0 million to RMB1,857.4 million of net revenues, which represents 95% to 100% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

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Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time, on November 23, 2015, (9:00 a.m., Beijing/Hong Kong Time, on November 24, 2015) to discuss the third quarter 2015 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 3Q 2015 Earnings Call

A telephone replay will be available one hour after the end of the conference through November 30, 2015. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10076602

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,200,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 1,350 tour advisors, a 24/7 call center and 140 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

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About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

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For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment Senior Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: tuniu@brunswickgroup.com

New York

Ella Kidron

Brunswick Group

Phone: +1-212-333-3810

E-mail: tuniu@brunswickgroup.com

(Financial Tables Follow)

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Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,457,722,376	2,615,359,667	411,504,762
Restricted cash	44,030,000	308,420,314	48,527,332
Short-term investments	468,570,000	1,648,689,892	259,407,435
Accounts receivable, net	8,644,481	109,473,488	17,224,729
Prepayments and other current assets	575,296,906	1,949,186,752	306,688,079
Total current assets	2,554,263,763	6,631,130,113	1,043,352,337

Non-current assets
Property and equipment, net	72,310,290	124,976,575	19,664,009
Intangible assets	3,075,465	749,699,354	117,958,864
Goodwill	-	123,918,660	19,497,555
Other non-current assets	15,367,814	50,365,158	7,924,532
Total non-current assets	90,753,569	1,048,959,747	165,044,960
Total assets	2,645,017,332	7,680,089,860	1,208,397,297

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	-	10,000,000	1,573,416
Accounts payable	382,704,323	1,792,659,495	282,059,836
Salary and welfare payable	78,739,361	115,134,618	18,115,460
Taxes payable	3,884,044	9,309,138	1,464,714
Advances from customers	638,827,791	1,318,588,591	207,468,782
Accrued expenses and other current liabilities	109,860,116	543,053,656	85,444,909
Total current liabilities	1,214,015,635	3,788,745,498	596,127,117
Non-current liabilities	22,278,479	64,230,402	10,106,111
Total liabilities	1,236,294,114	3,852,975,900	606,233,228

Shareholders’ equity
Ordinary shares	121,068	180,932	28,468
Additional paid-in capital	2,298,726,639	5,456,623,377	858,553,618
Accumulated other comprehensive (loss) / income	(21,080,728)	128,841,602	20,272,138
Accumulated deficit	(869,043,761)	(1,781,466,813)	(280,298,762)
Total Tuniu's shareholders’ equity	1,408,723,218	3,804,179,098	598,555,462
Noncontrolling interests	-	22,934,862	3,608,607
Total Shareholders’ equity	1,408,723,218	3,827,113,960	602,164,069
Total liabilities and shareholders’ equity	2,645,017,332	7,680,089,860	1,208,397,297

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Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$

Revenues
Organized tours	1,285,951,777	1,466,466,804	2,886,591,085	454,180,736
Self-guided tours	25,200,157	34,583,279	66,973,785	10,537,760
Others	7,621,411	24,660,593	44,591,939	7,016,165
Total revenues	1,318,773,345	1,525,710,676	2,998,156,809	471,734,661
Less: Business and related taxes	(7,068,339)	(7,479,031)	(14,563,243)	(2,291,403)
Net revenues	1,311,705,006	1,518,231,645	2,983,593,566	469,443,258
Cost of revenues	(1,231,473,450)	(1,446,475,062)	(2,815,401,535)	(442,979,661)
Gross profit	80,231,556	71,756,583	168,192,031	26,463,597

Operating expenses
Research and product development	(27,710,368)	(61,530,936)	(87,149,910)	(13,712,303)
Sales and marketing	(120,705,789)	(231,689,958)	(337,994,549)	(53,180,589)
General and administrative	(46,111,649)	(72,937,852)	(103,898,918)	(16,347,618)
Other operating income	1,392,475	2,318,899	2,162,148	340,196
Total operating expenses	(193,135,331)	(363,839,847)	(526,881,229)	(82,900,314)
Loss from operations	(112,903,775)	(292,083,264)	(358,689,198)	(56,436,717)
Other income/(expenses)
Interest income	10,483,114	16,505,217	28,579,814	4,496,792
Foreign exchange related gains/(losses), net	(772,042)	29,722,430	(103,545,323)	(16,291,982)
Other loss, net	(249,157)	(486,562)	(683,995)	(107,621)
Loss before income tax expense	(103,441,860)	(246,342,179)	(434,338,702)	(68,339,528)
Income taxes benefit	-	189,582	615,292	96,811
Net loss	(103,441,860)	(246,152,597)	(433,723,410)	(68,242,717)
Less:Net loss attributable to noncontrolling interests	-	(90,211)	(418,793)	(65,894)
Net loss attributable to ordinary shareholders	(103,441,860)	(246,062,386)	(433,304,617)	(68,176,823)

Net loss	(103,441,860)	(246,152,597)	(433,723,410)	(68,242,717)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	448,754	(5,600,146)	150,250,056	23,640,578
Comprehensive loss	(102,993,106)	(251,752,743)	(283,473,354)	(44,602,139)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.69)	(1.07)	(1.51)	(0.24)
Net loss per ADS - basic and diluted*	(2.08)	(3.20)	(4.54)	(0.71)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	149,259,585	230,689,758	286,115,390	286,115,390

Share-based compensation expenses included are as follows:
Cost of revenues	66,287	195,506	213,480	33,589
Research and product development	265,963	865,771	837,924	131,840
Sales and marketing	41,889	298,162	305,277	48,033
General and administrative	8,842,898	10,440,611	16,633,511	2,617,143
Total	9,217,037	11,800,050	17,990,192	2,830,605

*Each ADS represents three of the Company's ordinary shares.

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Reconciliations of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Quarter Ended September 30, 2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(2,815,401,535)	213,480	-	(2,815,188,055)

Research and product development	(87,149,910)	837,924	316,206	(85,995,780)
Sales and marketing	(337,994,549)	305,277	17,611,433	(320,077,839)
General and administrative	(103,898,918)	16,633,511	930,341	(86,335,066)
Other operating income	2,162,148	-	-	2,162,148
Total operating expenses	(526,881,229)	17,776,712	18,857,980	(490,246,537)

Loss from operations	(358,689,198)	17,990,192	18,857,980	(321,841,026)

Net loss	(433,723,410)	17,990,192	18,857,980	(396,875,238)

Net loss attributable to Tuniu’s shareholders	(433,304,617)	17,990,192	18,857,980	(396,456,445)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.51)	-	-	(1.39)
Net loss per ADS - basic and diluted	(4.54)	-	-	(4.16)

	Quarter Ended June 30, 2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(1,446,475,062)	195,506	-	(1,446,279,556)

Research and product development	(61,530,936)	865,771	-	(60,665,165)
Sales and marketing	(231,689,958)	298,162	758,329	(230,633,467)
General and administrative	(72,937,852)	10,440,611	-	(62,497,241)
Other operating income	2,318,899	-	-	2,318,899
Total operating expenses	(363,839,847)	11,604,544	758,329	(351,476,974)

Loss from operations	(292,083,264)	11,800,050	758,329	(279,524,885)

Net loss	(246,152,597)	11,800,050	758,329	(233,594,218)

Net loss attributable to Tuniu’s shareholders	(246,062,386)	11,800,050	758,329	(233,504,007)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.07)	-	-	(1.01)
Net loss per ADS - basic and diluted	(3.20)	-	-	(3.04)

	Quarter Ended September 30, 2014
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(1,231,473,450)	66,287	-	(1,231,407,163)

Research and product development	(27,710,368)	265,963	-	(27,444,405)
Sales and marketing	(120,705,789)	41,889	-	(120,663,900)
General and administrative	(46,111,649)	8,842,898	-	(37,268,751)
Other operating income	1,392,475	-	-	1,392,475
Total operating expenses	(193,135,331)	9,150,750	-	(183,984,581)

Loss from operations	(112,903,775)	9,217,037	-	(103,686,738)

Net loss	(103,441,860)	9,217,037	-	(94,224,823)

Net loss attributable to ordinary shareholders	(103,441,860)	9,217,037	-	(94,224,823)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.69)	-	-	(0.63)
Net loss per ADS - basic and diluted	(2.08)	-	-	(1.89)